Exhibit 99.5

Note to the reader
The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)
The Monthly Report on Financial Transactions at July 31, 2019 will be published at the same time as the Update on Québec’s Economic and Financial Situation.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	June			April to June
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Own-source revenue	7 995	7 857	–138	22 356	22 651	295	1.3
Federal transfers	1 799	1 955	156	5 460	5 885	425	7.8
Consolidated revenue	9 794	9 812	18	27 816	28 536	720	2.6
Portfolio expenditures	–7 841	–7 839	2	–23 830	–25 061	–1 231	5.2
Debt service	–746	–644	102	–2 240	–1 957	283	–12.6
Consolidated expenditure	–8 587	–8 483	104	–26 070	–27 018	–948	3.6
SURPLUS (DEFICIT)(2)	1 207	1 329	122	1 746	1 518	–228	—
BALANCED BUDGET ACT

Deposits of dedicated revenues in the Generations Fund	–202	–182	20	–726	–694	32	—
BUDGETARY BALANCE(3)	1 005	1 147	142	1 020	824	–196	—

CONSOLIDATED REVENUE

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	June			April to June
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Income and property taxes
Personal income tax	2 845	3 077	232	7 755	8 054	299	3.9
Contributions for health services	543	545	2	1 595	1 524	–71	–4.5
Corporate taxes	682	572	–110	1 986	1 811	–175	–8.8
School property tax	189	143	–46	568	430	–138	–24.3
Consumption taxes	2 138	2 126	–12	5 598	6 071	473	8.4
Tax revenue	6 397	6 463	66	17 502	17 890	388	2.2
Duties and permits	277	289	12	979	1 027	48	4.9
Miscellaneous revenue	823	816	–7	2 733	2 815	82	3.0
Other own-source revenue	1 100	1 105	5	3 712	3 842	130	3.5
Total own-source revenue excluding revenue from government enterprises	7 497	7 568	71	21 214	21 732	518	2.4
Revenue from government enterprises	498	289	–209	1 142	919	–223	–19.5
TOTAL	7 995	7 857	–138	22 356	22 651	295	1.3

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	June			April to June
	2018	2019	Change (M$)	2018-2019	2019-2020	Change (M$)	Change (%)
Equalization	978	1 094	116	2 933	3 281	348	11.9
Health transfers	542	552	10	1 598	1 657	59	3.7
Transfers for post-secondary education and other social programs	133	135	2	403	405	2	0.5
Other programs	146	174	28	526	542	16	3.0
TOTAL	1 799	1 955	156	5 460	5 885	425	7.8

CONSOLIDATED EXPENDITURE

CONSOLIDATED EXPENDITURE

At June 30, 2019, that is, for the first three months of 2019-2020, consolidated expenditure totalled $27.0 billion. This represents an increase of $948 million (3.6%) compared to the same period last year.

Cumulative change in consolidated expenditure
(millions of dollars)
1,200
1,000
800
600
400
200
0
April and May
June
July
August
September
October
November
December
January
February
March

Expenditure in the **Éducation et Enseignement supérieur** portfolio increased by $187 million (3.1%) to $6.3 billion, mainly due to:

- a $215-million increase in school boards expenses, mainly due to the indexation of salary scales and the increase in the number of teachers following an increase in the number of students.

Expenditure in the **Santé et Services sociaux** portfolio increased by $523 million (5.2%) to $10.6 billion, mainly due to:

- a $297-million increase in spending by health and social services institutions, due in particular to the indexation of salary scales, salary relativity for employed individuals on April 1, 2019, as well as an increase in the hours devoted to services to the population;
- a $143-million increase in the Régie de l'assurance maladie du Québec expenses, particularly for medical, optometric and dental services;
- a $27-million increase in the new refundable senior assistance tax credit put in place during the *Update on Québec's Economic and Financial Situation* in December 2018.

Expenditure in **other portfolios** increased by $521 million (6.8%) to $8.1 billion, due to:

- a $284-million increase in expenditure in the Sécurité publique portfolio resulting in particular from financial assistance following the spring 2019 floods;
- a $92-million increase in expenditure in the Famille portfolio, including $77 million for the increase in Family Allowance payments as a result of the increased assistance provided for second and third children;
- a $75-million increase in expenditure in the Transports portfolio, including $85 million from grants for the Réseau express métropolitain and $29 million for increased funding for public transit under the Programme d'aide au transport collectif des personnes et aux immobilisations en transport en commun.

Debt service expenditure decreased by $283 million (12.6%) to $2.0 billion, mainly due to accelerated debt repayment from the Generations Fund, lower interest rates and increased revenue from the Retirement Plans Sinking Fund, which are recorded as a deduction from debt service.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	June				April to June
	2018	(5)	2019	Change (M$)	2018-2019	(5)	2019-2020	Change (M$)	Change (%)
Éducation et Enseignement supérieur	2 060		2 110	50	6 127		6 314	187	3.1
Santé et Services sociaux	3 266		3 436	170	10 091		10 614	523	5.2
Other portfolios(6)	2 515		2 293	–222	7 612		8 133	521	6.8
Portfolio expenditures	7 841		7 839	–2	23 830		25 061	1 231	5.2
Debt service	746		644	–102	2 240		1 957	–283	–12.6
TOTAL	8 587		8 483	–104	26 070		27 018	948	3.6

NET FINANCIAL SURPLUS OR REQUIREMENTS

Composition of net financial surplus or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, measure the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

NET FINANCIAL SURPLUS OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to June
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	1 746	1 518
Non-budgetary transactions
Investments, loans and advances	–1 230	–820
Capital investments	–25	–147
Retirement plans and other employee future benefits	594	735
Other accounts	–3 266	–3 388
Total non-budgetary transactions	–3 927	–3 620
NET FINANCIAL SURPLUS (REQUIREMENTS)	–2 181	–2 102

APPENDIX 1: BUDGET FORECASTS

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019 budget	(8)	Change (%)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498		4.0
Contributions for health services	6 596		2.9
Corporate taxes	8 516		–5.8
School property tax	1 553		–17.3
Consumption taxes	21 864		3.4
Tax revenue	71 027		1.9
Duties and permits	4 229		1.2
Miscellaneous revenue	10 680		–4.4
Other own-source revenue	14 909		–2.8
Total own-source revenue excluding
revenue from government enterprises	85 936		1.0
Revenue from government enterprises	4 778		–5.8
Total own-source revenue	90 714		0.6
Federal transfers	24 924		6.5
Total consolidated revenue	115 638		1.8
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	–24 436		5.1
Santé et Services sociaux	–45 433		5.4
Other portfolios(6)	–34 169		4.5
Portfolio expenditures	–104 038		5.0
Debt service	–8 996		1.1
Total consolidated expenditure	–113 034		4.7
Contingency reserve	–100		—
SURPLUS (DEFICIT)(2)	2 504		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 504		—
BUDGETARY BALANCE(3)	—		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	June			April to June
	2018	(5)	2019	2018-2019	(5)	2019-2020
Health and Social Services	3 228		3 329	9 852		10 350
Education and Culture	2 169		2 215	6 305		6 550
Economy and Environment	1 076		900	3 304		3 282
Support for Individuals and Families	740		770	2 521		2 650
Administration and Justice	628		625	1 848		2 229
TOTAL	7 841		7 839	23 830		25 061

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts takes into account the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April to June 2018, as illustrated in the table below.

CHANGES IN COMPARATIVE CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	April to June 2018
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				1 278
Revenue
Own-source revenue	1 060	–42	—	1 018
Federal transfers	43	—	—	43
Total revenue	1 103	–42	—	1 061
Expenditure
Portfolio expenditures	–163	—	–357	–520
Debt service	–73	—	—	–73
Total expenditure	–236	—	–357	–593
TOTAL ADJUSTMENTS	867	–42	–357	468
RESTATED SURPLUS(2)				1 746
Deposits of dedicated revenues in the Generations Fund				–726
RESTATED BUDGETARY BALANCE(3)				1 020

In addition, certain figures for April to June 2018 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	The government’s accounting policies can be found on pages 87 to 97 of the Public Accounts 2017-2018.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)	The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.22 of the Québec Budget Plan – March 2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.